April 8, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (863) 425-5526

Mr. Richard G. Hunter, Ph. D.
Chief Executive Officer and
   Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry,  FL  33860

Re:	Food Technology Service, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-19047

Dear Mr. Hunter:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 8(a) Controls and Procedures

1. We note your statement that your chief executive officer and chief financial officer have concluded that "disclosure controls and procedures, established by the Company, were adequate to ensure that information required to be disclosed by the Company in reports that the Company files under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Financial Statements and Notes

Note A, Summary of Significant Accounting Policies

4. Revenue Recognition

2. We note that you recognize revenue when the customer`s product has been processed. In a supplemental response, and in future filings, please tell us how you meet the delivery and performance criteria of
SAB 101, as amended by SAB 104. In this regard, please describe your performance obligations under your customer arrangements. In addition, tell us whether you retain any risk prior to pick-up by or shipment to your customer.

6.  Depreciation

3. In a supplemental response, and in future filings, please tell us whether your depreciable basis for Cobalt includes the entire amount recorded on your balance sheet or one-half of this amount. If the depreciable basis does not represent the entire amount, explain to us your basis in accounting for excluding this residual amount.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Food Technology Service, Inc.
April 8, 2005
Page 1